Exhibit 99.1

FOR IMMEDIATE RELEASE

HIGH TIDE BEGINS TRADING ON NASDAQ TODAY UNDER SYMBOL “HITI”

●	High Tide becomes the first major publicly traded cannabis retailer to trade on the Nasdaq.

●	Listing highlights High Tide’s broad cannabis ecosystem, positioning the Company to attract larger M&A opportunities in Canada, the U.S. and beyond.

●	The Company’s updated investor presentation is now available at hightideinc.com.

CALGARY, June 2, 2021 /CNW/ – High Tide Inc. (“High Tide” or the “Company”) (TSXV:HITI) (NASDAQ:HITI) (FRA:2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that the Company’s common shares (the “Common Shares”) will commence trading today on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “HITI”. The Company’s Nasdaq listing is expected to increase access to investment in High Tide from retail and institutional investors around the world. Furthermore, with access to a much larger capital market, the Company expects to improve liquidity for its Common Shares and, in turn, optimize its cost of capital.

High Tide continues to retain its listing on the TSX Venture Exchange (the “TSXV”) under the symbol “HITI”. The ticker used for the Common Shares traded on the OTC Markets quotation system under the current symbol “HITID” has been seamlessly transferred to the new ticker symbol “HITI”.

Furthermore, as of today, High Tide is the first major publicly traded cannabis retailer to begin trading on the Nasdaq.

“The listing of the Common Shares on the Nasdaq represents a milestone in the retail cannabis industry and demonstrates the realization of our efforts in turning High Tide into a first-class cannabis retailer,” said Raj Grover, President and Chief Executive Officer of High Tide. “High Tide’s listing on the Nasdaq gives us access to one of the world’s largest capital markets and is in alignment with our long-term goals of enhancing shareholder value by increasing liquidity, optimizing our cost of capital, while furthering High Tide’s appeal to international and institutional investors,” added Mr. Grover.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the most profitable Canadian retailer of recreational cannabis as measured by Adjusted EBIDTA,1 with 87 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com, CBDcity.com, FABCBD.com and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (NASDAQ:TLRY) and Aurora Cannabis Inc. (TSX:ACB) (NASDAQ:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements regarding High Tide and its business include, but are not limited to, statements with respect to: the listing of High Tide's Shares on Nasdaq and the timing thereof, and the Company’s ability to increase liquidity for its Common Shares, optimize its cost of capital and appeal to international and institutional investors. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting High Tide, including risks relating to the listing of the Common Shares on the NASDAQ, a shutdown of the United States government, the Nasdaq listing not providing High Tide with broadened access to international and institutional investors or enhancing High Tide's liquidity, the Company not expanding globally, which could result in the Company not having a diversified business platform for growth, the Company not being well positioned to pursue additional opportunities for growth, or such opportunities no longer being available to High Tide, risks associated with the geographic markets in which High Tide operates, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the cannabis industry and the regulation thereof, the failure to comply with applicable laws, the failure to obtain regulatory approvals, economic factors, market conditions, the equity and debt markets generally, risks associated with growth and competition, general economic and stock market conditions, risks and uncertainties detailed from time to time in High Tide's filings with the TSXV and Canadian Securities Administrators, the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks and many other factors beyond the control of High Tide.  Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

1	Adjusted EBITDA is a non-IFRS financial measure.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

CONTACT INFORMATION:

Media Inquiries

Omar Khan

Senior Vice President, Corporate and Public Affairs

Tel. 1 (647) 985-4401

omar@hightideinc.com

Investor Inquiries

Vahan Ajamian

Capital Markets Advisor

High Tide Inc.

Tel. 1 (403) 265-4207

Email: vahan@hightideinc.com

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